UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-22520				Date examination completed: September 15, 2017
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Oppenheimer Ultra-Short Duration Fund
4. Address of principal executive office (number, street, city, state, zip code): 6803 South Tucson Way Centennial, CO 80112-3924

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

Report of Independent Registered Public Accounting Firm

The Denver Board of Trustees
of the Oppenheimer Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the Funds listed in Appendix A (the Funds), complied with the requirements of subsections (b) and (c) of Rule 17f 2 under the Act in regard to holdings of other Oppenheimer funds (the “affiliated funds”) held in custody by the Funds’ affiliated transfer agent as of December 20, 2016. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 20, 2016, and with respect to agreement of purchases and sales of affiliated funds, if any, for the period from July 31, 2016 (the date of our last examination) through December 20, 2016:

1.	Confirmation of holdings of affiliated funds held by the Funds’ transfer agent
2.	Reconciliation of affiliated fund holdings between the Funds’ accounting records and the transfer agent’s records as of December 20, 2016, and verification of reconciling items
3.	Agreement of four purchases and sales transactions of affiliated funds, if any, since our last report for each of the Funds from the books and records of the Funds to cash settlement documentation

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds listed in Appendix complied with the requirements of subsections (b) and (c) of Rule 17f 2 of the Investment Company Act of 1940 as of December 20, 2016, with respect to affiliated funds reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Denver, Colorado
September 15, 2017

Appendix A

Oppenheimer Senior Floating Rate Fund

Oppenheimer Corporate Bond Fund

Oppenheimer Main Street All Cap Fund*

Oppenheimer Ultra-Short Duration Fund

Oppenheimer Senior Floating Rate Plus Fund

*formerly Oppenheimer Main Street Select Fund

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940

We, as members of management of the Funds listed in Appendix A (“the Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 20, 2016, and from July 31, 2016 through December 20, 2016.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 20, 2016, and from July 31, 2016 through December 20, 2016, with respect to affiliated funds reflected in the investment accounts of the Funds.

OFI Global Asset Management, Inc.

By: /s/ Arthur P. Steinmetz

Arthur P. Steinmetz

President and Principal Executive Officer

By: /s/ Brian S. Petersen

Brian S. Petersen

Treasurer, Principal Financial and Accounting Officer

Appendix A

Oppenheimer Senior Floating Rate Fund

Oppenheimer Corporate Bond Fund

Oppenheimer Main Street All Cap Fund*

Oppenheimer Ultra-Short Duration Fund

Oppenheimer Senior Floating Rate Plus Fund

*formerly Oppenheimer Main Street Select Fund